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                                                                      Exhibit 2



                                 Amendment No. 1 to
                      New York State Electric & Gas Corporation
                           Annual Executive Incentive Plan



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         The New York State Electric & Gas Corporation Annual Executive
Incentive Plan, as amended and restated as of January 1, 1997 (the "Plan"), is hereby further amended as follows:

         1. Paragraph (iii) of Section A of Article XI of the Plan is hereby amended to read in its entirety as follows:

              iii) an incentive award with respect to the fiscal year of the Company in which the Change in Control occurs which shall be calculated by
    (x) assuming that the Threshold Earnings Level for such fiscal year has been achieved and that a Participant's Level of Achievement for each individual objective is one hundred percent, and (y) multiplying the result so obtained by a fraction the numerator of which is the number of days elapsed from the beginning of such fiscal year until the Change in Control and the denominator of which is three hundred and sixty-five (365). Notwithstanding anything contained herein to the contrary, following a Change in Control, the Plan shall continue in full force and effect, and a Participant shall be entitled to receive an additional incentive award with respect to the fiscal year in which the Change in Control occurs, equal to the excess (if any) of the amount of the incentive award for such year, determined in accordance with Article VII hereof, over the amount paid pursuant to the preceding provision of this paragraph (iii).

    2. Paragraph (ii) of Section B of Article XI of the Plan is hereby amended to read in its entirety as follows:

              ii) during any period of two consecutive years (not including any period prior to January 7, 1994), individuals who at the beginning of such period constitute the Board of Directors and any new director (other than a director designated by a Person who has entered into an agreement with the Company to effect a transaction described in paragraph (i), (iii) or (iv) of this Change in Control definition or a director whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitations of proxies or consents by or on behalf of a Person other than the Board of Directors) whose election by the Board of Directors or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

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         3.   Except as expressly modified hereby, the terms and provisions of the Plan remain in full force and effect.